FOR IMMEDIATE RELEASE

Alamos Gold Inc.
Brookfield Place, 181 Bay Street, Suite 3910, P.O. Box #823
Toronto, Ontario M5J 2T3
Telephone: (416) 368-9932 or 1 (866) 788-8801

All amounts are in United States dollars, unless otherwise stated.

Alamos Gold Eliminates Majority of Argonaut Gold Hedge Book
Providing Increased Exposure to Higher Gold Prices

Toronto, Ontario (July 15, 2024) – Alamos Gold Inc. (TSX:AGI; NYSE:AGI) (“Alamos” or the “Company”) today announced that it has entered into a gold sale prepayment agreement (“gold prepayment”) for total consideration of $116 million in exchange for the delivery of 49,384 ounces in 2025. The proceeds of the gold prepayment were used to eliminate gold forward purchase contracts, previously entered into by Argonaut Gold (“Argonaut”), totalling 179,417 ounces in 2024 and 2025 with an average price of $1,838 per ounce. The transaction has eliminated more than half of the Argonaut hedge book and associated mark-to-market liability, while providing significantly increased exposure to rising gold prices.
As part of the recently closed acquisition of Argonaut, Alamos inherited Argonaut’s hedge book which included gold forward purchase contracts totaling 329,417 ounces between 2024 and 2027. The average forward prices on the contracts ranged between $1,821 and $1,860 per ounce (Table 1). The transaction has closed out all of the 2024 and 2025 forward purchase contracts.
To fund the closing out of the hedges, Alamos entered into a gold prepayment agreement on attractive terms given the strong forward gold price environment. Under the terms of the gold prepayment, Alamos received total consideration of $116 million in exchange for the delivery of 49,384 ounces in 2025, settled monthly, based on average forward curve prices of $2,524 per ounce. The gold prepayment was executed by Canadian Imperial Bank of Commerce (lead), Bank of Montreal, National Bank of Canada, and ING Capital Markets LLC.
The remaining Argonaut hedge book, inherited by Alamos on the close of the acquisition, consists of forward purchase contracts totaling 150,000 ounces in 2026 and 2027. This is expected to account for less than 12% of total consolidated production over that time frame. The Company will continue to review opportunities to unwind the remaining 2026 and 2027 forward purchase contracts.
“This transaction has significantly enhanced our exposure to rising gold prices on attractive terms, most notably in the near term. We expect our growing production and declining costs to drive significant free cash flow growth in the years ahead. With the majority of the Argonaut hedge book now eliminated, we are even better positioned to capitalize on the favourable outlook for gold,” said John A. McCluskey, President and Chief Executive Officer.
About Alamos
Alamos is a Canadian-based intermediate gold producer with diversified production from three operations in North America. This includes the Young-Davidson mine and Island Gold District in northern Ontario, Canada and the Mulatos District in Sonora State, Mexico. Additionally, the Company has a strong portfolio of growth projects, including the Phase 3+ Expansion at Island Gold, and the Lynn Lake project in Manitoba, Canada. Alamos employs more than 2,400 people and is committed to the highest standards of sustainable development. The Company’s shares are traded on the TSX and NYSE under the symbol “AGI”.

TRADING SYMBOL: TSX:AGI NYSE:AGI

FOR FURTHER INFORMATION, PLEASE CONTACT:

Scott K. Parsons
Senior Vice President, Investor Relations
(416) 368-9932 x 5439

The TSX and NYSE have not reviewed and do not accept responsibility for the adequacy or accuracy of this release.
Cautionary Note
Certain of the statements made and information contained herein, other than statements of historical fact and historical information, is "forward-looking information" within the meaning of applicable Canadian and U.S. securities laws. Forward-looking statements are generally, but not always, identified by the use of forward-looking terminology such as “expect”, "will", "may", “potential” or variations of such words that certain actions, events or results "could” "might" or "will" occur or be achieved or the negative connotation of such terms.
Forward-looking statements in this press release include information regarding timing and quantum of gold deliveries under a gold sale prepayment agreement; gold prices; expected consolidated production volumes in the future; anticipated growing production, declining costs and the expected effect on free cash flow.
Alamos cautions that forward-looking statements are necessarily based upon several factors and assumptions that, while considered reasonable by the Company at the time of making such statements, are inherently subject to significant business, economic, legal, political and competitive uncertainties and contingencies. Known and unknown factors could cause actual results to differ materially from those projected in the forward-looking statements and undue reliance should not be placed on such statements and information.
Such factors include (without limitation): changes to current estimates of mineral reserves and mineral resources; the speculative nature of mineral exploration and development, risks in obtaining and maintaining necessary licenses, permits and authorizations for the Company’s development stage and operating assets; operations may be exposed to illnesses, diseases, epidemics and pandemics and associated impact on the broader market and the trading price of the Company's shares; provincial and federal orders or mandates (including with respect to mining operations generally or auxiliary businesses or services required for operations) in Canada, Mexico, the United States and Türkiye, all of which may affect many aspects of the Company's operations including the ability to transport personnel to and from site, contractor and supply availability and the ability to sell or deliver gold doré bars; fluctuations in the price of gold or certain other commodities such as diesel fuel, natural gas, and electricity; changes in foreign exchange rates; the impact of inflation; employee and community relations; the impact of litigation and administrative proceedings; changes to production estimates (which assume accuracy of projected ore grade, mining rates, recovery timing and recovery rate estimates which may be impacted by unscheduled maintenance, weather issues, labour and contractor availability and other operating or technical difficulties); disruptions affecting operations; risks associated with the startup of new mines; exploration opportunities not coming to fruition; inherent risks associated with mining and mineral processing; the risk that the Company’s mines may not perform as planned; increased costs associated with mining inputs and labour; contests over title to properties; changes in national and local government legislation, controls or regulations in Canada, Mexico, Türkiye, the United States and other jurisdictions in which the Company does or may carry on business in the future; risks related to climate change; risk of loss due to sabotage, protests and other civil disturbances; the costs and timing of construction and development of new deposits; the impact of global liquidity and credit availability and the values of assets and liabilities based on projected future cash flows; risks arising from holding derivative instruments; and business opportunities that may be pursued by the Company.
Additional risk factors that may affect the Company’s ability to achieve the expectations set forth in the forward-looking statements contained in this news release are set out in the Company’s latest 40F/Annual Information Form and Management’s Discussion and Analysis, each under the heading “Risk Factors” available on the SEDAR+ website at www.sedarplus.ca or on EDGAR at www.sec.gov, and should be reviewed in conjunction with the information, risk factors and assumptions found in this news release. The Company disclaims any intention or obligation to update or revise any forward-looking statements whether as a result of new information, future events or otherwise, except as required by applicable law.

2 | ALAMOS GOLD INC

TRADING SYMBOL: TSX:AGI NYSE:AGI

Table 1: Forward Purchase Contracts – Pre and Post Transaction

Maturity	Contract	Argonaut Gold Forward Purchase Contracts (Pre-Transaction)		Alamos Gold Forward Purchase Contracts (Post-transaction)
		Volume (oz)	Price (US$/oz)	Volume (oz)	Price (US$/oz)
H2-2024	Forward	79,417	$1,860	-	-
2025	Forward	100,000	$1,821	-	-
	Prepay	-	-	49,384	-
2026	Forward	100,000	$1,821	100,000	$1,821
2027	Forward	50,000	$1,821	50,000	$1,821

3 | ALAMOS GOLD INC